Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

TAM S/A

Corporate Taxpayer’s ID (CNPJ/MF): 01.832.635/0001-18

Company Registry (NIRE): 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 17, 2012

Date, Time and Place: April 17, 2012, at 5:00 p.m., at the Company’s headquarters, at Avenida Jurandir n. 856, Lote 04, 1º andar, Jardim Ceci, in the city and state of São Paulo.

Attendance: All the members of the Board of Directors attended the meeting, except for André Esteves.

Presiding: Chairperson, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci.

Agenda and resolutions:  The Board members in attendance unanimously resolved to issue a preliminary opinion in favor of the acceptance of the Public Tender Offer for the Exchange of Shares for the Cancellation of the Registration as a Publicly-held Company and the Consequent Delisting from Level 2 of Corporate Governance of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, under the following terms:

Preliminary opinion of the Company’s Board of Directors on the Public Tender Offer for the Exchange of Shares for the Cancellation of the Registration as a Publicly-held Company and the Consequent Delisting from Level 2 of Corporate Governance of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“Tender Offer”)

Pursuant to item 5.8 of the Listing Regulations of Level 2 of Corporate Governance of BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros S.A. (“Level 2 Regulations”), the Board of Directors of TAM S.A. (“TAM” or “Company”) hereby presents its opinion on the Tender Offer, to be launched by Holdco II S.A. (“Holdco II”) and LAN Airlines S.A. (“LAN”), as per a notice to be published in Valor Econômico and Diário Oficial do Estado de São Paulo newspapers and on the websites of the Company (www.tam.com.br/ri), the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and BMF&BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br), and whose latest draft was filed with the CVM on April 4, 2012.

The Tender Offer is the last step of the widely publicized transaction related to the merger of the Company into LAN Airlines (“Transaction”), which will result in the formation of LATAM Airlines Group S.A. (“LATAM”).  Regarding the Transaction, TAM’s Board of Directors has also approved the following measures:

a)    the execution of a memorandum of understanding, on August 13, 2010, whereby the Company, jointly with its then controlling shareholder, TAM Empreendimentos e Participações S.A., LAN, the latter’s shareholders, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. established the terms and conditions for the negotiation of the Transaction;

b)    the execution, on January 18, 2011, of the following documents: (i) an “Implementation Agreement”, describing all the measures to be taken by the parties, as well as all the conditions to be complied with in the execution of the Transaction; and (ii) an “Exchange Offer Agreement”, indicating the measures to be taken and the conditions to be complied with in the execution of the Tender Offer (hereinafter referred to jointly as “Transaction Agreements”); and

c)     the appointment, on December 6, 2011, pursuant to the by-laws and item 10.1.1 of Level 2 Regulations, of certain institutions for the preparation of a valuation report for the Company’s shares and the exchange ratio for the shares of the Tender Offer, on the occasion in which there was a vote in favor of the Tender Offer.

When issuing this opinion, the Board of Directors considered the following aspects:

a)    The Transaction is intended to consolidate the economic interests of the shareholder groups into a single entity, which will align the activities of all the companies in the group, while complying with each country's foreign capital restrictions;

b)    In line with the Transaction, on December 21, 2011, LAN’s shareholders approved the merger of the Chilean companies Holdco II and Sister Holdco S.A. into LAN and the change of LAN’s company name to LATAM Airlines Group S.A. Under the terms of the approval, the effectiveness of this merger is suspended until the success of the Tender Offer. These approvals were conditions for the launch of the Tender Offer, as determined in the Tender Offer notice;

c)     At the Tender Offer, TAM’s shareholders are being offered 0.90 LATAM common shares as Brazilian Depositary Receipts (“BDR”), in Brazil, and American Depositary Receipts (“ADR”), in the United States, for each TAM share or ADR exchanged in the Tender Offer;

d)    The valuation report obtained by LAN and approved by TAM’s outstanding shareholders at the Extraordinary Shareholders’ Meeting of January 3, 2012 established that, in the valuation firm’s opinion, the exchange ratio proposed in the Tender Offer is fair to the shareholders to whom it is addressed;

e)    The Company’s financial advisors approved the exchange ratio proposed in the Tender Offer and the Transaction’s economic and operating effects;

f)     The terms of the Transaction Agreements;

g)    The plans and expectations related to the merged companies, as detailed below; and

h)    The global economic scenario in general and in South America and Brazil, in particular, as well as the trends for commercial aviation in the same geographical areas.

Based on these elements, the Board of Directors hereby issues this opinion on the following aspects, pursuant to item 5.8 of Level 2 Regulations:

1. Convenience and opportunity of the Tender Offer regarding the interest of shareholders and the liquidity of their securities

Pursuant to the Transaction Agreements and the Tender Offer, the Board of Directors believes that the shareholders’ interests will be served by the execution of the Tender Offer.

The transaction will allow growth, which in turn will result in new destinations and increased connectivity. The group’s airlines will offer passenger and cargo operations to more than 115 destinations in 23 countries and provide cargo transport throughout Latin America and a large part of the world. The group will operate a fleet of more than 220 aircraft and will have more than 40,000 employees. LATAM will be among the world’s largest airline groups in terms of size, profitability and market reach.

The airlines will continue operating under the existing brands and their own operation certifications. The companies will work to jointly create an extensive international network of passenger and cargo flights.

The merger is expected to generate significant annual synergies. Most of these synergies will be captured evenly by the alignment of passenger networks, cargo transport network growth (in Brazil and internationally) and cost reductions.

All this will not only create value for shareholders, but also for employees, passengers and cargo clients.

In addition, given that the exchange ratio proposed in the Tender Offer is equal to the exchange ratio applicable to the shares belonging to the Company’s controlling shareholders, the Board of Directors believes that the joint interests of the shareholders will be fully served.

Regarding the securities’ liquidity, the Board of Directors believes that the Transaction terms will not jeopardize the Company’s shareholders in any way due to the following reasons:

a)    Pursuant to the notice, the success of the Tender Offer will lead to the cancellation of TAM’s registration as a publicly-held company. As such, pursuant to the prevailing legislation, eventual remaining shareholders will be entitled to receive, for each TAM share, a price equivalent to the closing price for TAM’s shares on the day before the Tender Offer auction, observing the exchange ratio in the notice.

b)    With the success of the Tender Offer, LATAM BDRs received in the exchange will be traded in Brazil. Similarly, LATAM ADRs will continue to be traded on the New York Stock Exchange, in the United States, and LATAM shares will continue to be traded on the Santiago Stock Exchange. All the necessary registrations and authorizations for listing these securities in the respective markets have already been obtained and one of the conditions for the consummation of the Tender Offer is that these registrations and authorizations are not revoked.

2. Repercussions of the tender offer on the Company’s interests

In light of the above, the Board of Directors believes that the success of the Tender Offer will be beneficial to the Company and its shareholders.

3. Strategic plans disclosed by the offeror regarding the Company

In light of the above, the Board of Directors believes that the merger between the companies and the resulting synergies indicate a very high potential for growth and value creation in the short, medium and long terms, benefitting not only the Company’s shareholders, but also its employees, passengers and cargo clients.

4. Other relevant matters

When issuing this opinion, the Board of Directors did not consider any matter other than those mentioned herein as relevant.

Opinion

Given the above considerations, the Board of Directors is in favor of the acceptance of the Tender Offer.

Closure:  There being no further issues to address, the meeting was adjourned and these minutes were drawn up in summary format, read and signed by all the Board members present. São Paulo, April 17, 2012. (signatures) Maria Cláudia Oliveira Amaro - Chairperson; and Flávia Turci - Secretary. Board members: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano and Waldemar Verdi Júnior. This is a free translation of the original minutes filed in the Company’s records.

_________________________________ Flávia Turci Secretary

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